Form F-4

        Quarterly Report Under Section 13 of the Securities Exchange Act
                     of 1934 For Quarter Ended June 30, 1997

                    FDIC Insurance Certificate Number 33368-9

                               Carolina State Bank

                                 North Carolina

                                   56-1679239

                             316 S. Lafayette Street
                             Shelby, North Carolina
                                      28150

                                 (704) 480-4444

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes  [ X ]   No  [  ]


1,662,192 Shares of Common Stock, Par Value $4.50 Per Share
Outstanding as of June 30, 1997

                               CAROLINA STATE BANK

                                TABLE OF CONTENTS


Part I.   FINANCIAL INFORMATION

  Item 1. Financial Statements

    Consolidated Balance Sheets - June 30, 1997
            and December 31, 1996                                                  3

    Consolidated Statements of Income - three months ended June 30, 1997 and
            June 30, 1996, six months ended June 30, 1997 and June 30, 1996        4

    Consolidated Statements of Changes in Shareholders' Equity - six months ended June 30, 1997 and June 30, 1996, twelve months ended December
            31, 1996                                                               5

    Consolidated Statements of Cash Flows - six months
            ended June 30, 1997 and June 30, 1996                                  6

    Notes to Consolidated Financial Statements                                     7

  Item 2. Management's Discussion and Analysis of Financial
          Condition and Results of Operation                                      8-11



Part II   OTHER INFORMATION                                                       12



Signatures                                                                        13

                               CAROLINA STATE BANK

                           CONSOLIDATED BALANCE SHEETS

                                         JUNE 30, 1997    DEC. 31, 1996
                                           UNAUDITED        AUDITED
ASSETS
Cash and due from banks                    $ 3,911,691     $ 3,217,148
Federal funds sold                                   0       4,510,000
Interest bearing deposits in banks              32,400           4,537
Securities availalbe for sale               14,534,407      11,543,627
Securities held to maturity,
estimated market value of $15,781,000
and $13,979,000 at June 30, 1997 and
December 31, 1996, respectively             15,772,356      13,940,363

Loans                                      102,687,810      96,036,284
Allowance for loan losses                    1,485,000       1,400,000
                                           -----------     -----------
   Net Loans                               101,202,810      94,636,284
                                           -----------     -----------

Bank premises and equipment, net             2,616,964       2,568,815
Other assets                                 3,417,251       2,980,518
                                           -----------     -----------
      TOTAL ASSETS                        $141,487,879    $133,401,292
                                           ===========     ===========

LIABILITIES

Deposits:
  Demand                                   $ 7,999,796     $ 8,297,300
  Interest bearing demand                   25,392,263      19,605,569
  Savings                                    6,540,824       6,169,885
  Time, $100,000 and over                   19,549,753      17,918,794
  Other time                                61,164,764      62,649,160
                                           -----------     -----------
   Total deposits                          120,647,400     114,640,708
                                           -----------     -----------
Federal funds purchased                         25,000               0
Repurchase agreements                        1,356,454         634,467
Other borrowings                             5,000,000       5,000,000
Other liabilities                            1,060,687         813,848
                                           -----------     -----------
   Total Liabilities                       128,089,541     121,089,023
                                           -----------     -----------

SHAREHOLDERS' EQUITY

Common stock, $4.50 par value, authorized
  10,000,000 shares, issued and
  outstanding 1,662,192 and 1,066,022
  shares, June 30, 1997 and
  December 31, 1996 respectively             7,479,864       4,797,099
Surplus                                      4,003,786       6,220,202
Retained earnings                            1,900,968       1,276,886
Unrealized gain on securities available
  for sale, net of taxes                        13,720          18,082
                                           -----------     -----------
    Total Shareholders' Equity              13,398,338      12,312,269
                                           -----------     -----------

     TOTAL LIABILITIES AND
     SHAREHOLDERS'EQUITY                  $141,487,879    $133,401,292
                                           ===========     ===========


See accompanying notes to consolidated financial statements.

                               CAROLINA STATE BANK

                        CONSOLIDATED STATEMENTS OF INCOME


                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                            UNAUDITED             UNAUDITED

                                   JUNE 30    JUNE 30    JUNE 30    JUNE 30
                                    1997       1996       1997       1996
INTEREST INCOME
Interest and fees on loans      $2,504,367 $2,119,689 $4,814,697 $4,144,582
 Interest on securities:
  U.S. Treasury                    422,090    375,406    815,528    770,993
  States and political subdiv       13,854          0     15,028          0
  Other                              9,829      7,539     20,920     12,835
Interest on federal funds sold      11,997     29,222     69,500     55,829
Interest on interest bearing
  deposits in banks                      0       (455)       297        603
                                 ---------  ---------  ---------  ---------
Total interest income            2,962,137  2,531,401  5,735,970  4,984,842
                                 ---------  ---------  ---------  ---------

INTEREST EXPENSE
Interest on certificates of
    deposit over $100,000          315,577    210,944    604,681    398,751
Interest on other deposits       1,167,825  1,057,208  2,317,414  2,132,365
Other interest                      97,505     75,116    188,048    127,894
                                 ---------  ---------  ---------  ---------
Total interest expense           1,580,907  1,343,268  3,110,143  2,659,010
                                 ---------  ---------  ---------  ---------

Net interest income              1,381,230  1,188,133  2,625,827  2,325,832

Provision for loan losses          182,239    125,000    331,492    256,000
                                 ---------  ---------  ---------  ---------

Net interest income after
    provision for loan losses    1,198,991  1,063,133  2,294,335  2,069,832

OTHER OPERATING INCOME
Service charge on deposit
    accounts                       173,552    155,210    315,536    297,199
Other service charges               69,192     68,515    133,282    127,240
Other income                        62,730     56,189    113,467     93,680
                                  --------  ---------  ---------  ---------
Total other operating income       305,474    279,914    562,285    518,119
                                  --------  ---------  ---------  ---------

OTHER OPERATING EXPENSES
Salaries and employee benefits     417,623    381,398    863,037    811,261
Net occupancy expenses              72,161     56,910    150,993    111,431
Equipment expenses                  70,180     46,062    131,970    107,532
Other expenses                     380,251    293,626    736,538    565,793
                                 ---------  ---------  ---------  ---------
Total other operating expenses     940,215    777,996  1,882,538  1,596,017
                                 ---------  ---------  ---------  ---------

Income before taxes                564,250    565,051    974,082    991,934
Income taxes                       202,877    206,138    350,000    356,538
                                 ---------  --------- ----------  ---------
NET INCOME                      $  361,373 $  358,913 $  624,082 $  635,396
                                 =========  =========  =========  =========

PRIMARY INCOME PER SHARE DATA:

Net income                      $      .23 $      .22 $      .47 $      .40
Average common equivalent share  1,601,456  1,598,733  1,333,773  1,598,733

INCOME PER SHARE ASSUMING FULL
DILUTION:

Net income                      $      .22 $      .22 $      .46 $      .40
Average common equivalent
   shares                        1,614,460  1,602,460  1,358,763  1,600,756

See accompanying notes to consolidated financial statements.

                               CAROLINA STATE BANK

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                              ADDITIONAL                   UNREALIZED
                              COMMON STOCK        PAID IN  RETAINED       GAIN/LOSS ON    TOTAL
                           SHARES     AMOUNT      CAPITAL  EARNINGS      SECURITIES AFS  EQUITY
Balance (audited)
December 31, 1995       1,065,822 $4,796,199 $6,218,902  $   60,786     $  71,741   $11,147,628

Net Income six months
June 30, 1996                                               635,396                     635,396

Change in unrealized
gain/loss June 30, 1996                                                   (62,198)      (62,198)

Balance (unaudited)
June 30, 1996           1,065,822  4,796,199  6,218,902     696,182         9,543    11,720,826

Exercise of Options           200        900      1,300                                   2,200

Net income six months
December 31, 1996                                           580,704                     580,704

Change in unrealized
gain/loss December 31, 1996                                                 8,539         8,539

Balance
December 31, 1996       1,066,022  4,797,099  6,220,202   1,276,886        18,082    12,312,269

Stock Split               533,070  2,398,815 (2,398,815)                                      0

Cash paid in lieu of
fractional shares                                  (718)                                    (718)

Exercise of Options        33,100    148,950     98,117                                 247,067

Exercise of
Management Warrants        30,000    135,000     85,000                                 220,000

Net income six
months June 30, 1997                                        624,082                     624,082

Change in unrealized
gain/loss June 30, 1997                                                    (4,362)       (4,362)

Balance (unaudited)
June 30, 1997           1,662,192 $7,479,864 $4,003,786  $1,900,968    $   13,720   $13,398,338
                        =========  =========  =========   =========     =========    ==========

See accompanying notes to consolidated financial statements.

                               CAROLINA STATE BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                SIX MONTHS ENDED
                                            JUNE 30,     JUNE 30,
                                              1997         1996
                                            UNAUDITED    UNAUDITED
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                 $  624,082  $   635,396
 Adjustments to reconcile net income to
 net cash provided (used) by operating
 activities:
   Depreciation and amortization              146,925      108,526
   Provision for possible loan losses         331,492      256,000
   Increase in other assets                  (486,077)    (517,234)
   Increase (Decrease) in other
   liabilities                                246,839      (16,004)
                                            ---------    ---------
Net cash provided by
   operating activities                       863,261      466,684
                                            ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in interest bearing
   deposits in banks                          (27,863)     101,496
Proceeds from maturities of
   securities, Available for sale           4,500,000    5,500,000
Purchase of securities, Available
   for sale                                (7,495,142)    (398,958)
Purchase of securities, Held to
   maturity                                (1,831,993)  (4,961,691)
Net increase in loans                      (6,898,018)  (8,520,761)
Purchases of premises and equipment          (145,730)    (278,554)
                                          -----------   -----------
Net cash used in investing activities     (11,898,746)  (8,558,468)
                                          -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                    6,006,692    5,435,124
Proceeds from exercise of
   management warrants                        220,000            0
Proceeds from exercise of options             247,067            0
Payment of fractional shares related
   to stock split                                (718)           0
Increase in Federal funds purchase
   & repurchase agreements                    746,987    1,938,651
                                           ----------   ----------
Net cash provided by financing              7,220,028    7,373,775
                                           ----------   ----------
Net change in cash and cash equivalents
                                           (3,815,457)    (718,009)
Cash and cash equivalents, beginning
   of period                                7,727,148    3,160,955
                                            ---------   ----------
Cash and cash equivalents, end of
   period                                 $ 3,911,691  $ 2,442,946
                                            =========    =========

Supplemental disclosures of cash flow
information:
Interest paid                             $ 2,952,161  $ 2,614,527
                                            =========    =========

Income taxes paid                         $   303,500  $   260,000
                                            =========    =========

  Disclosure of accounting policy: For purpose of reporting cash flows, cash and cash equivalents include cash on hand and due from banks and federal funds sold.

See accompanying notes to consolidated financial statements.

                               CAROLINA STATE BANK

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1. Primary earnings per share and income per share assuming full dilution are computed based on the weighted average number of shares outstanding during the period, including common stock equivalent shares applicable to stock options, assuming the exercise of outstanding stock options at market value per share.

2. In certain instances, amounts reported in the 1996 financial statements have been reclassified to present them in the format selected for 1997. Such reclassifications have no effect on net income or shareholders' equity as previously reported.

3. The information furnished in this report reflects all adjustments which are, in the opinion of management, necessary to present a fair statement of the financial condition and the results of operations for the interim periods. All such adjustments were of a normal recurring nature.

4.       Contingencies and Other Matters

         The Bank will adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", on December 31, 1997. SFAS No. 128 requires the Bank to change its method of computing, presenting and disclosing earnings per share information. Upon adoption, all prior period data presented will be restated to conform to the provisions of SFAS No. 128.

         The Bank has reviewed FASB 130 "Reporting Comprehensive Income" and FASB 131 "Disclosures about Segments of an Enterprise and Related Information" which are effective for years beginning after December 15, 1997 and will adopt them at that time.


5. On June 30, 1997 First Charter Corporation and Carolina State Bank executed a letter of intent whereby First Charter Corporation would acquire all the common stock of Carolina State Bank as set forth below. In the transaction Carolina State Bank shareholders would receive 1.023 shares of First Charter Corporation common stock for each share of Carolina State Bank common stock. Based on a First Charter stock price of $21.75 per share on June 27, 1997, the total transaction value equals $38.3 million or $22.25 for each share of Carolina State Bank. The transaction will be structured to qualify as a tax-free reorganization and is anticipated to be accounted for as a pooling of interests. In addition, in connection with the signing of the letter of intent, Carolina State Bank has granted First Charter the option to purchase up to 19.9 percent of its outstanding common stock, under certain circumstances.


6. The per share information has been restated to account for the effect of a 3 for 2 stock split paid on May 12, 1997.

                               CAROLINA STATE BANK

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Liquidity

The Bank's liquidity position is primarily dependent upon its need to respond to withdrawals from deposit accounts and upon the liquidity of its assets. The Bank's primary liquidity sources include cash and due from bank accounts, federal funds sold, and short-term investment securities. In addition to these sources, the bank is a member of the Federal Home Loan Bank ("FHLB") system which provides access to FHLB lending sources. Management of the Bank believes its liquidity sources are adequate at June 30, 1997 to meet its operating needs.

Capital

At June 30, 1997, total shareholders' equity was $13,398,338 or $8.06 per share compared to $12,312,269, or $7.70 per share at December 31, 1996.

At June 30, 1997, the bank was in compliance with all existing capital requirements. The bank's capital requirements are summarized in the table below:


                               RISK-BASED CAPITAL
               LEVERAGE
                CAPITAL          TIER 1 CAPITAL     TOTAL CAPITAL
               $    %(1)           $      % (2)       $     % (2)
             -------------       --------------     -------------

   Actual    $13,398  9.63%     $12,684  13.07%    $13,900 14.34%

   Required    5,567  4.00        3,882   4.00       7,764  8.00

   Excess      7,831  5.63        8,802   9.07       6,136  6.34

   (1) Percentage of total adjusted average assets.

   (2) Percentage of risk-weighted assets.


Regulatory Recommendations

Management is not presently aware of any current recommendations to the bank by regulatory authorities which, if they were to be implemented, would have a material effect on the corporation's liquidity, capital resources, or operations.

                               CAROLINA STATE BANK

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Results Of Operations and Financial Conditions

         Net income for the three months ended June 30, 1997 was $361,373, or $.23 per share versus $358,913, or $.22 per share for the comparable period in 1996. The net income for the six months ended June 30, 1997 was $624,082, or $.47 per share versus $635,396, or $.40 per share for the comparable period in 1996. On an annualized basis, year to date results represent a return on average assets of .91% versus 1.05% and a return on average equity of 9.89% versus 11.07%, for the periods ended of June 30, 1997 and June 30, 1996, respectively.

         Total assets at June 30, 1997 were $141,487,879 compared to $133,401,292 at December 31, 1996. Loan demand was strong during the first six months of 1997. As a result, gross loans increased 6.9% to $102,687,810 from $96,036,284 at December 31, 1996. Total deposits increased 5.2% to $120,647,400 from $114,640,708 at December 31, 1996. Interest bearing demand deposits increased $5,786,694 or 30%. This increase is a result of an aggressive marketing program to increase Bank deposits.

         For the three month and six month periods ended June 30, 1997, net interest income before provision for loan losses increased $193,097 and $299,995 respectively, over the comparable periods in 1996. The increase is primarily attributable to an increase in the level of interest earning assets. The net interest margin decreased to 4.02% at June 30, 1997 from 4.07% at June 30, 1996. The average yield on earning assets was 8.77% at June 30, 1997 compared to 8.72% at June 30, 1996, and the average rate paid on interest-bearing liabilities increased to 5.37% at June 30, 1997 compared to 5.25% at June 30, 1996.

         Management continues to monitor interest rate risk based on the Bank's interest rate sensitivity position. The Bank's balance sheet is asset sensitive in the short term, meaning that there are more assets subject to immediate repricing than liabilities. As the time horizon lengthens the Bank's balance sheet becomes liabilities sensitive, meaning that there are more liabilities subject to repricing than assets. The earnings position of the Bank could improve in the short term and deteriorate in the long term in a rising rate environment, depending on the correlation of rate changes.

                               CAROLINA STATE BANK

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

         The provision for loan losses for the three months ended June 30, 1997 was $182,239, compared to $125,000 for the three months ended June 30, 1996. The provision for loan losses for the six months ended June 30, 1997 was $331,492 compared to $256,000 for the six months ended June 30, 1996. The increase in the provision was attributable to an increase in net charge-offs during 1997 as compared to 1996. During 1997, net charge-offs increased to approximately $246,000 compared to net charge-offs of approximately $179,000 for 1996. At June 30, 1997 and December 31, 1996, the allowance for loan losses as a percentage of gross loans was 1.45% and 1.46%, respectively. Management continues to perform a quarterly analysis of the allowance for loan losses. Based on this review, management believes the allowance to be adequate.


                                   JUNE 30,        JUNE 30,
(DOLLARS IN THOUSANDS)               1997            1996
-----------------------------------------------------------
Beginning balance                  $1,400            $1,200
Add:
  Provision charged to operation      331               256
                                   -------           ------
                                    1,731             1,456
                                   -------           ------
Less:
  Loan charge-offs                    299               200
    Less loan recoveries               53                21
                                   -------           ------
      Net loan charge-offs            246               179
                                   -------           ------
Ending balance                     $1,485            $1,277
                                   =======           ======


         Total problem assets at June 30,1997 were $327,000 or .32% of gross loans, compared to $355,000 or .37% at December 31, 1996. The components of nonperforming and problem assets are presented in the table below:

                                   JUNE 30,       DECEMBER 31,
(DOLLARS IN THOUSANDS)               1997            1996
-----------------------------------------------------------
Non accrual loans                  $   77            $  291
Other real estate                      64                 0
                                   -------           ------
  Total non-performing assets         141               291
Loans 90 days or more
  past due and still accruing         186                64
                                   -------           ------
Total problem assets               $  327            $  355
                                   =======           ======

                               CAROLINA STATE BANK

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


         Other operating income increased $25,560 or 9.1% for the three months ended June 30, 1997 compared to June 30, 1996. Other operating income increased $44,166 or 8.5% for the six months ended June 30, 1997 compared to June 30, 1996. These increases were attributable to higher service charge income on deposit accounts due to increased fees, increased profits from CSB Financial Corporation and increased credit life and accident and health insurance commisions due to increased sales volume.

         Other operating expense increased $162,219 or 20.9% for the three months ended June 30, 1997 compared to June 30, 1996. Other operating expense increased $286,521 or 18% for the six months ended June 30, 1997 compared to June 30, 1996. The increase is due to a greater number of full-time equivalent employees, higher occupancy and equipment expense due to the relocation of the administrative offices, and increases in data processing expense and loan collection expenses.

Total income tax expense remained relatively stable during the various periods.

Factors That May Affect Future Results

         The foregoing discussion contains forward-looking statements about the Bank's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgement only as of the date hereof. The Bank undertakes no obligation to publicly revise these forward- looking statements to reflect events and circumstances that arise after the date hereof.

         Factors that may cause actual results to differ materially from these forward-looking statements are the passage of unforseen state or federal legislation or regulation applicable to the Bank's operations and the Bank's ability to accurately predict loan loss provision needs using its present risk grading system.

                               CAROLINA STATE BANK

                                OTHER INFORMATION


Item 1 - Legal Proceedings                      none
Item 2 - Changes in Securities                  none
Item 3 - Defaults upon Senior Securities        none
Item 4 - Submission of Matters to a Vote of Security Holders

         (a) Carolina State Bank's annual meeting of shareholders was held on April 15, 1997.

         (b) Of the 1,066,022 shares, 788,290 voting shares representing 73.95% were in person or by proxy entitled to vote at this meeting.

         (c) The following class III directors were elected:
             B. Thomas Ellis, DDS
             Charles F. Mauney
             Millie Keeter-Spangler

        (d) John J. Godbold, Jr., President & CEO, announced a 3 for 2 stock split with a record date of April 25, 1997 and distribution date of May 12, 1997.

Item 5 - Other Information

         On June 30, 1997 First Charter Corporation and Carolina State Bank executed a letter of intent whereby First Charter Corporation would acquire all the common stock of Carolina State Bank as set forth below. In the transaction Carolina State Bank shareholders would receive 1.023 shares of First Charter Corporation common stock for each share of Carolina State Bank common stock. Based on a First Charter stock price of $21.75 per share on June 27, 1997, the total transaction value equals $38.3 million or $22.25 for each share of Carolina State Bank. The transaction will be structured to qualify as a tax-free reorganization and is anticipated to be accounted for as a pooling of interests. In addition, in connection with the signing of the letter of intent, Carolina State Bank has granted First Charter the option to purchase up to 19.9 percent of its outstanding common stock, under certain circumstances.

                               CAROLINA STATE BANK

                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CAROLINA STATE BANK



DATE:  August 15, 1997                   BY: /s/ Robert J. Jurek
                                                 Robert J. Jurek
                                            Senior Vice President